Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Agrium Pension Committee

Agrium Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-11254 and 333-161620) on Form S-8 of Agrium Inc. of our report dated June 20, 2014 relating to the statements of net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013, and the related supplemental schedule as of December 31, 2013, which appears in the December 31, 2013 Annual Report on Form 11-K of the Agrium 401(k) Retirement Savings Plan.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 20, 2014